Ratio of earnings to fixed charges

Ratio of earnings to fixed charges - Group

in	6M09	2008		2007	2006	2005	2004

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,074	(14,902)		13,740	14,319	7,342	7,331

Income from investments in associates	(13)	82		(196)	(124)	(286)	(169)

Pre-tax earnings/(loss) from continuing operations	3,061	(14,820)		13,544	14,195	7,056	7,162

Fixed charges:
Interest expense	11,441	39,403		54,108	43,699	29,195	18,791

Interest portion of rentals [1]	293	574		584	569	535	535

Preferred dividend requirements	67	60		0	0	0	0

Total fixed charges	11,801	40,037		54,692	44,268	29,730	19,326

Pre-tax earnings before fixed charges	14,862	25,217		68,236	58,463	36,786	26,488

Noncontrolling interests	(1,469)	(2,619)		4,738	3,630	1,948	1,080

Earnings before fixed charges and provision for income taxes	16,331	27,836		63,498	54,833	34,838	25,408

Ratio of earnings to fixed charges	1.38	0.70	[2]	1.16	1.24	1.17	1.31

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,201 million for the year ended December 31, 2008.